# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Deep Fission, Inc., CIK 0001918102
CUSIP: 243927100
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 55 NE 5th Ave, Suite 401, Boca Raton, Florida (FL), 33432
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002088098

## Reporting persons
- EE HOLDINGS LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,866,667; sole dispositive power 0; shared dispositive power 2,866,667; aggregate amount beneficially owned 2,866,667 (5.5% of the class)
- EDWARD EISLER: type of reporting person: individual (IN); citizenship or place of organization: Austria (C4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,866,667; sole dispositive power 0; shared dispositive power 2,866,667; aggregate amount beneficially owned 2,866,667 (5.5% of the class)

## Item 1. Issuer
Name of issuer: Deep Fission, Inc.
Address of issuer's principal executive offices: 55 NE 5th Ave, Suite 401, Boca Raton, Fl 33432

## Item 2. Person Filing
Name of person filing:
EE Holdings Limited
Edward Eisler
Address of principal business office or, if none, residence:
EE Holdings Limited
44 Esplanade
3rd Floor
St Helier
Jersey JE4 9WG

Edward Eisler
44 Esplanade
3rd Floor
St Helier
Jersey JE4 9WG
Citizenship:
EE Holdings Limited - Other - Jersey
Edward Eisler - Other - Austria

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
EE Holdings Limited - 2,866,667
Edward Eisler - 2,866,667
Percent of class:
EE Holdings Limited - 5.5%
Edward Eisler - 5.5%
Sole power to vote or to direct the vote:
EE Holdings Limited - 0
Edward Eisler - 0
Shared power to vote or to direct the vote:
EE Holdings Limited - 2,866,667
Edward Eisler - 2,866,667
Sole power to dispose or to direct the disposition:
EE Holdings Limited - 0
Edward Eisler - 0
Shared power to dispose or to direct the disposition:
EE Holdings Limited - 2,866,667
Edward Eisler - 2,866,667

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A - Joint Filing Agreement

## Signatures
- EE HOLDINGS LIMITED: By: /s/ Lucy Poignand, Lucy Poignand, Director (11/03/2025)
- EDWARD EISLER: By: /s/ Edward Eisler, Edward Eisler (11/03/2025)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.